August 13, 2013

Ms. Stacie Gorman and Ms. Angela McHale

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Independence Realty Trust, Inc.
Registration Statement on Form S-11 (SEC File No. 333-188577)

Dear Mss. Gorman and McHale:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several underwriters for the proposed public offering of shares of common stock of Independence Realty Trust, Inc. (the “Company”), hereby joins the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 a.m. Eastern Time on August 13, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus, dated July 26, 2013, through the date hereof: approximately 1,111 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned has been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

LADENBURG THALMANN & CO. INC.

As Representative of the several Underwriters

/s/ Steven Kaplan
Name:	Steven Kaplan
Title:	Head of Capital Markets